

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Paul Miceli
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

     Re: Ladder Capital Corp
        Form 10-K for the Fiscal Year Ended December 31, 2020
        Filed February 26, 2021
        File No. 001-36299

Dear Mr. Miceli:

     We have reviewed your October 4, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures
Distributable Earnings, page 83

1.   We have considered your response to comment 1. Given the nature of your normal operations compared to the nature of the gains/losses and prepayment penalties resulting from your COVID Actions, we believe it is more appropriate to describe the impact of your COVID Actions on distributable earnings through the proposed updates as outlined within your response instead of making adjustments for the COVID Actions to arrive at distributable earnings. Please revise future filings accordingly.

You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Wilson Lee, Staff Accountant at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction